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CHRISTOPHER P. HARVEY

christopher.harvey@dechert.com
+1 617 728 7167 Direct
+617 275 8390 Fax

August 29, 2011
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Courtney S. Thornton, Senior Counsel
Re:	John Hancock Exchange-Traded Fund Trust, et al.; File No. 812-13947 (Application for Actively Managed Exchange-Traded Fund Relief)
Dear Ms. Thornton:
We are writing on behalf of John Hancock Exchange-Traded Fund Trust and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Application”). The Application was filed with the Securities and Exchange Commission on August 26, 2011.
Should you have any questions, please call me at (617) 728-7167.
Sincerely,
/s/ Christopher P. Harvey
Christopher P. Harvey
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